

April 11, 2024

Cong Qu
Financial Director
SUPER HI INTERNATIONAL HOLDING LTD.
1 Paya Lebar Link, #09-04
PLQ 1 Paya Lebar Quarter
Singapore 408533

> **Re: SUPER HI INTERNATIONAL HOLDING LTD.**
> **Amendment No. 3 to Draft Registration Statement on Form F-1**
> **Submitted April 9, 2024**
> **CIK No. 0001995306**

Dear Cong Qu:

We have reviewed your amended draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form F-1

Consolidated Financial Statements
Note 31. Share Capital of the Company / Combined Capital of Subsidiaries, page F-51

1. Please provide a reconciliation of the number of shares outstanding at the beginning and at the end of each period presented. Refer to paragraph 79 of IAS 1. Also, revise your disclosures to reconcile the statement on page F-52 that shares held under the share award scheme were presented as treasury shares (i.e., issued, but not outstanding) and your statement on page 8 that the 61,933,000 ordinary shares issued to the ESOP Platforms are included in ordinary shares issued and outstanding as of the date of this prospectus. Also, tell us and disclose the current status of the shares held under the share award scheme, including whether they have been allocated to participants, and if so, disclose the

Cong Qu
SUPER HI INTERNATIONAL HOLDING LTD.
April 11, 2024
Page 2

allocation date(s) and terms, along with the share-based compensation amount to be recorded and the period(s) over which it will be recorded.

Please contact Patrick Kuhn at 202-551-3308 or Rufus Decker at 202-551-3769 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Dr. Mengyu Lu